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                                               Filed by JDS Uniphase Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933,
                                        as amended, and deemed filed pursuant to
                                                   Rule 14a-12 of the Securities
                                           and Exchange Act of 1934, as amended.
                                                 Commission File No.:  333-45300
                        Subject Company:  JDS Uniphase Corporation and SDL, Inc.


                JDS UNIPHASE AND SDL TO ADJOURN SPECIAL MEETINGS
                         OF STOCKHOLDERS TO FEBRUARY 12

               PROPOSED REMEDY SUBMITTED TO DEPARTMENT OF JUSTICE

For further information contact:

Anthony R. Muller, EVP and CFO, JDS Uniphase Corporation, 408-434-1800 Michael
L. Foster, VP Finance and CFO, SDL, Inc., 408-943-9411

NEPEAN, ONTARIO AND SAN JOSE, CALIFORNIA -JANUARY 24, 2001-- JDS Uniphase Corporation (NASDAQ: JDSU; TSE: JDU) and SDL, Inc. (NASDAQ: SDLI) announced today that they expect to complete the merger of the companies in February 2001 because of the time required to complete the regulatory approval process. As a result, the companies will adjourn their special meetings of stockholders currently scheduled to be reconvened at 10:00 a.m., Pacific Standard Time, January 26, 2001 to 10:00 a.m., Pacific Standard Time, February 12, 2001.

JDS Uniphase has submitted to the United States Department of Justice a proposed remedy to respond to concerns raised by the Department in its Hart Scott Rodino review of the proposed merger of JDS Uniphase and SDL. If, following review of the remedy, the Department grants clearance for the proposed merger, JDS Uniphase will announce the details of the remedy and provide such information to stockholders in SEC filings in advance of the rescheduled stockholder meeting date.

ABOUT SDL

SDL's products power the transmission of data, voice, video and Internet information over fiber optic networks to meet the needs of telecommunications, data transmission, dense wavelength division multiplexing (DWDM) and cable television applications. They enable customers to meet the bandwidth needs of increasing Internet, data, video and voice traffic by expanding their fiber optic communications networks much more quickly and efficiently than would be possible using conventional electronic and optical technologies. SDL's optical products also serve a variety of non-communications applications, including materials processing and printing. Additional information about SDL, Inc. is available on the Internet at www.sdli.com.

ABOUT JDS UNIPHASE

JDS Uniphase, headquartered in Nepean, Ontario and San Jose, Calif., is a high technology company that designs, develops, manufactures and distributes a comprehensive range of products for the growing fiberoptic communications market. These products are deployed by system manufacturers worldwide to develop advanced optical networks for the telecommunications and cable television industries. JDS Uniphase Corporation is traded on the Nasdaq National Market under the symbol JDSU and the exchangeable shares of JDS Uniphase Canada Ltd. are traded on The Toronto Stock Exchange under the symbol JDU. More information on JDS Uniphase is available at www.jdsuniphase.com.

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by their use of


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forward-looking terminology such as "goals", "believes", "promises", "intends"
and "expects" and similar words. Such forward-looking statements include, but are not limited to, statements regarding the likelihood and timing of the closing of the merger and of Justice Department clearance of the merger. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected for both companies. Risks and uncertainties that could cause actual results to differ materially from such forward-looking statements include, but are not limited to, the inability to timely resolve issues raised by regulatory authorities as well as factors discussed from time to time in reports filed by JDS Uniphase Corporation and SDL, Inc. with the Securities and Exchange Commission. The forward-looking statements contained in this news release are made as of the date hereof and JDS Uniphase Corporation and SDL, Inc. do not assume any obligation to update the reasons why actual results could differ materially from those projected in the forward-looking statements.

Readers are urged to read the proxy statement/prospectus included in JDS Uniphase Corporation's Registration Statement on Form S-4, in connection with the transaction filed with the Securities and Exchange Commission (SEC), because the proxy statement/prospectus and the Registration Statement on Form S-4 contain important information. Copies of the proxy statement/prospectus and the Registration Statement on Form S-4 are free of charge on the SEC web site, and copies of reports, proxy statements, and other information regarding JDS Uniphase Corporation filed with the SEC are available from JDS Uniphase Corporation free of charge. Requests for documents relating to JDS Uniphase should be directed to JDS Uniphase Corporation, 210 Baypointe Parkway, San Jose, CA 95134, Attention: Investor Relations (408-434-1800). Requests for documents relating to SDL, Inc. should be directed to SDL, Inc., 80 Rose Orchard Way, San Jose, CA 95134, Attention: Investor Relations (408-943-4343).

ADDITIONAL INFORMATION AND WHERE TO FIND IT

JDS UNIPHASE CORPORATION HAS FILED A REGISTRATION STATEMENT WITH THE SEC ON FORM S-4 WHICH INCLUDES A JOINT PROXY STATEMENT-PROSPECTUS IN CONNECTION WITH THE MERGER, AND JDS UNIPHASE AND SDL HAVE MAILED A JOINT PROXY STATEMENT-PROSPECTUS TO THEIR RESPECTIVE STOCKHOLDERS CONTAINING INFORMATION ABOUT THE MERGER. JDS UNIPHASE AND SDL SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT-PROSPECTUS CAREFULLY. THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT-PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT JDS UNIPHASE, SDL, THE MERGER AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS THROUGH THE WEB SITE MAINTAINED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION AT HTTP://WWW.SEC.GOV. FREE COPIES OF THE JOINT PROXY STATEMENT-PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED BY REQUEST FROM JDS UNIPHASE AND SDL BY MAIL. REQUESTS FOR DOCUMENTS RELATING TO JDS UNIPHASE SHOULD BE DIRECTED TO JDS UNIPHASE CORPORATION, 210 BAYPOINTE PARKWAY, SAN JOSE, CALIFORNIA, 95134 ATTENTION:
INVESTOR RELATIONS (408) 434-1800. REQUESTS FOR DOCUMENTS RELATING TO SDL SHOULD BE DIRECTED TO SDL, INC., 80 ROSE ORCHARD WAY, SAN JOSE, CALIFORNIA 95134
ATTENTION: INVESTOR RELATIONS (408) 943-4343. IN ADDITION TO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT-PROSPECTUS, JDS UNIPHASE AND SDL FILE ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. YOU MAY READ AND COPY ANY REPORTS, STATEMENTS OR OTHER INFORMATION FILED BY JDS UNIPHASE AND SDL AT THE SEC PUBLIC REFERENCE ROOMS AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549 OR AT ANY OF THE SEC'S OTHER PUBLIC REFERENCE ROOMS IN NEW YORK, NEW YORK AND


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CHICAGO, ILLINOIS. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION
ON THE PUBLIC REFERENCE ROOMS. JDS UNIPHASE AND SDL FILINGS WITH THE SEC ARE
ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT HTTP://WWW.SEC.GOV.